

March 28, 2012

<u>Via U.S. Mail</u>
Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

>   **Re: Landmark Energy Enterprise, Inc.
>   Form 10-K/A for Fiscal Year Ended October 31, 2010
>   Filed February 14, 2012
>   File No. 000-54153**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed February 14, 2012

Item 9A. Controls and Procedures, page 15

Limitations on the Effectiveness of Internal Controls, page 17

1. We note you disclose under the section "Controls and Procedures" that your controls and procedures were not effective. We also note your statement in the subsection "Limitations on the Effectiveness of Internal Controls" that your "Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures are effective at that reasonable assurance level." In future Exchange Act filings, please delete any reference to the level of assurance at which your disclosure controls and procedures are effective if such reference is not consistent with the disclosure under the section "Controls and Procedures."

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Via E-mail
cc: Man C. Yam, Esq.
        Bernard & Yam, LLP